UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,768,290

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 63,768,290

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,768,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”).

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,903,156(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,903,156(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,903,156(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%(2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Includes 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, LLC, which is based on an initial conversion rate of 43.63 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended (the “Certificate of Designations”).

(2)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: TTBR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,711,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,711,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: TRBRJR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,711,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,711,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 81,084,336(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 81,084,336(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,084,336(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, LLC, which is based on an initial conversion rate of 43.63 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations.

(2)   Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, and Amendment No. 15 filed on November 16, 2018 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 16 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR Investments LLC (“TTBR”) and TRBRJR Investments LLC (“TRBRJR and, collectively with TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling and TTBR, the “Reporting Persons”).

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, reference is made to Attachment 1, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments, reference is made to Attachment 2, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the executive officers and manager of Cresta Greenwood, reference is made to Attachment 3, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the sole member and executive officers of TTBR, reference is made to Attachment 4, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the sole member and executive officers of TRBRJR, reference is made to Attachment 5, which is incorporated herein by reference.

Item 2.                                 Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented with the following:

(a), (b), (c) and (f)

TTBR

TTBR is a limited liability company organized under the laws of the State of Delaware. TTBR’s principal business is investing in equity securities. Its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

For information required by Instruction C to Schedule 13D with respect to the sole member and executive officers of TTBR (collectively, the “TTBR Covered Persons”), reference is made to Attachment 4 annexed hereto and incorporated herein by reference.

TRBRJR

TRBRJR is a limited liability company organized under the laws of the State of Delaware. TRBRJR’s principal business is investing in equity securities. Its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

For information required by Instruction C to Schedule 13D with respect to the sole member and executive officers of TRBRJR (collectively, the “TRBRJR Covered Persons”), reference is made to Attachment 5 annexed hereto and incorporated herein by reference.

(d) and (e)

During the last five years, neither TTBR nor TRBRJR, nor, to the best knowledge of TTBR and TRBRJR, any of the TTBR Covered Persons or TRBRJR Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

In connection with the Issuer’s previously announced exchange offer and subscription offer, on November 22, 2019, Cresta Investments (i) exchanged $1,032,735.85 aggregate principal amount of the Issuer’s 8.50% Senior Secured Second Lien Notes due 2023 for 10,947 shares of 6.500% Series A Perpetual Cumulative Convertible Preferred Stock of the Issuer (“Series A Preferred Stock”) and (ii) acquired 10,947 shares of Series A Preferred Stock for a purchase price of $1,094,700 utilizing the working capital of Cresta Investments. The shares of Series A Preferred Stock issued to Cresta Investments were valued at $100 per share.

As of the close of business on February 20, 2020, (i) TTBR had acquired 1,711,000 shares of Common Stock for an aggregate purchase price of approximately $2,899,728, which includes commissions, utilizing the working capital of TTBR, and (ii) TRBRJR had acquired 1,711,000 shares of Common Stock for an aggregate purchase price of approximately $2,899,728, which includes commissions, utilizing the working capital of TRBRJR.  All shares of Common Stock acquired by TTBR and TRBRJR have been acquired on the New York Stock Exchange.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The Series A Preferred Stock is convertible at the holders’ option into Common Stock at an initial conversion rate of 43.63 shares of Common Stock per share of Series A Preferred Stock (which is equivalent to an initial conversion price of approximately $2.29 per share of Common Stock), subject to customary adjustments as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended (the “Certificate of Designations”). The Preferred Stock is also subject to mandatory conversion at the election of the Issuer if the closing sales price of the Common Stock of the Issuer equals or exceeds 145% of the conversion price for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period. The Certificate of Designations contains limitations on the ability of the Issuer and holders of Series A Preferred Stock to effect conversions of shares of Series A Preferred Stock for shares of Common Stock, if after a conversion a holder would beneficially own shares of Common Stock in excess of the “Conversion Cap,” as set forth therein. As of the close of business on February 20, 2020, the TRT Holders (as defined below) collectively beneficially owned a number of shares of Common Stock in excess of the Conversion Cap.

On February 20, 2020, TRT Holdings, Cresta Investments, Cresta Greenwood, and Mr. Rowling (collectively, the “TRT Holders”) entered into an Exchange Agreement (the “Exchange Agreement”) with the Issuer. The Exchange Agreement provides, notwithstanding anything to the contrary in the Certificate of Designations, including the Conversion Cap, for the TRT Holders to be able to exchange shares of Series A Preferred Stock for shares of Common Stock in the manner otherwise contemplated by the Certificate of Designations. As of the close of business on February 20, 2020, the TRT Holders had not exchanged or converted any shares of Series A Preferred Stock into shares of Common Stock.

The foregoing description of the Exchange Agreement is not complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                                 At the close of business on February 20, 2020, the Reporting Persons beneficially owned, in the aggregate, 81,084,336 shares of Common Stock, which constitute approximately 20.0% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 63,768,290 shares of Common Stock held directly by TRT Holdings, which constitute approximately 15.7% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 10,903,156 shares of Common Stock, consisting of (A) 9,947,921 shares of Common Stock held directly by Cresta Investments and (B) 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, which constitute approximately 2.7% of the Common Stock outstanding; (iii) Cresta Greenwood beneficially owned 1,344,223 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 0.3% of the Common Stock outstanding; (iv) TTBR beneficially owned 1,711,000 shares of Common Stock held directly by TTBR, which constitute approximately 0.4% of the Common Stock outstanding; (v) TRBRJR beneficially owned 1,711,000 shares of Common Stock held directly by TRBRJR, which constitute approximately 0.4% of the Common Stock outstanding; and (vi) Mr. Rowling beneficially owned all 81,084,336 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments, Cresta Greenwood, TTBR and TRBRJR (as set forth above), the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by Cresta Investments (as set forth above) and 1,646,667 shares of Common Stock held by himself, individually, which, in the aggregate, constitute approximately 20.0% of the outstanding Common Stock  (in each case, based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019, and not including any shares of Common Stock issuable upon conversion of the Series A Preferred Stock). Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood, as well as the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by Cresta Investments, due to his direct and indirect ownership of 100.00% of the ownership interests in such entities.  Mr. Rowling beneficially owns the shares of Common Stock held directly by TTBR and TRBRJR due to him being the trustee of the direct owner of 100% of the ownership interests in TTBR and TRBRJR.

(b)                                 Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)                                  The table below specifies the date, amount and weighted average per share price of shares of Common Stock purchased by the Reporting Persons during the past 60 days. All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Reporting Person	Trade Date	Number of Shares	Price Per Share
TTBR	01/28/2020	1,000,000	$1.6604	(1)
TRBRJR	01/28/2020	1,000,000	$1.6604	(1)
TTBR	01/29/2020	500,000	$1.6993	(2)
TRBRJR	01/29/2020	500,000	$1.6993	(2)
TTBR	01/30/2020	182,000	$1.6821	(3)
TRBRJR	01/30/2020	182,000	$1.6821	(3)
TTBR	01/31/2020	29,000	$1.6999	(4)
TRBRJR	01/31/2020	29,000	$1.6999	(4)

(1) The price reported for the shares of Common Stock purchased by TTBR and TRBRJR on January 28, 2020 is the weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $1.6200 to $1.7000 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2) The price reported for the shares of Common Stock purchased by TTBR and TRBRJR on January 29, 2020 is the weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $1.6850 to $1.7000 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(3) The price reported for the shares of Common Stock purchased by TTBR and TRBRJR on January 30, 2020 is the weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $1.6550 to $1.7000 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(4) The price reported for the shares of Common Stock purchased by TTBR and TRBRJR on January 31, 2020 is the weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from $1.6950 to $1.7000 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number shares of Common Stock purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7.                                 Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1                                               Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit 99.1                              Exchange Agreement, dated as of February 20, 2020, among Northern Oil and Gas, Inc., TRT Holdings, Inc., Cresta Investments, LLC, Cresta Greenwood, LLC, and Robert B. Rowling (incorporated by reference to Exhibit 10.1 to Northern Oil and Gas, Inc.’s Current Report on Form 8-K filed with the SEC on February 21, 2020)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 21, 2020

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

/s/ Robert B. Rowling
Robert B. Rowling

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

ATTENTION—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).